UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FSD Pharma Inc.
(Name of Issuer)

Class B Subordinate Voting Shares, no par value per share
(Title of Class of Securities)

35954B206
(CUSIP Number)

Dr. Raza Bokhari FSD Pharma Inc. First Canadian Place 100 King Street West, Suite 3400 Toronto, Ontario Canada, M5X 1A4 Tel: (416) 854-8884
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 35954B206	SCHEDULE 13D	Page 1 of 2

1		NAME OF REPORTING PERSON Dr. Raza Bokhari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,841,342 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,841,342 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,841,342 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (2)
14		TYPE OF REPORTING PERSON IN

(1) Includes 412,932 Class B Shares underlying stock options (the "Options") that the Reporting Person has the right to acquire within 60 days of the date hereof (the "Option Shares") and 24 Class B Shares underlying Class A Shares (as defined below) that the Reporting Person has the right to acquire within 60 days of the date hereof (the "Class A Converted Shares").

(2) Based on 30,968,682 Class B Shares outstanding as of February 17, 2021, and an additional 412,932 Option Shares and 24 Class A Converted Shares.

CUSIP No. 35954B206	SCHEDULE 13D	Page 2 of 2

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by  Raza Bokhari, M.D. (the "Reporting Person"), pursuant to Rule 13d-2(a) under the Exchange Act, to amend the Schedule 13D filed on September 8, 2020 (the "Schedule 13D") relating to the Class B Subordinate Voting Shares, no par value per share (the "Class B Shares"), of FSD Pharma Inc., an Ontario corporation (the "Issuer"). Except as set forth below, all Items of the Schedule 13D remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following to the end thereof:

The Reporting Person acquired beneficial ownership of the Class B Shares from the Issuer in lieu of cash compensation for his services as Chief Executive Officer and Executive Co-Chairman, including through the issuance of 1,173,709 Class B Shares on February 17, 2021.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety to read as follows:

(a) & (b) See Items 7 - 11 of the cover page and Item 2 above.

(c)          Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past 60 days in any Class B Shares.

(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2021

Raza Bokhari, M.D.
By:	/s/ Raza Bokhari